FrontView REIT, Inc.
3131 McKinney Avenue, Suite L10,
Dallas, Texas 75204

September 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:
Stacie Gorman
Pamela Howell
Brigitte Lippmann
Howard Efron
Jennifer Monick

Re:	FrontView REIT, Inc. Registration Statement on Form S-11, as amended (File No. 333-282015) Request for Acceleration of Effective Date

To the addressees set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, FrontView REIT, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-11 (File No. 333-282015) (as amended, the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on October 1, 2024, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, by calling Stuart A. Barr at (202) 639-7486.

Thank you for your assistance in this matter.

Sincerely,

FrontView REIT, Inc.

By:	/s/ Stephen Preston
Name:	Stephen Preston
Title:	Chairman, Co-Chief Executive Officer and Co-President

cc:	Randall Starr, FrontView REIT, Inc. Timothy Dieffenbacher, FrontView REIT, Inc. Stuart A. Barr, Esq., Fried, Frank, Harris, Shriver & Jacobson LLP Kerry E. Johnson, Esq., DLA Piper LLP (US)